Filed pursuant to Rule 433
Dated March 8, 2018
Registration Statement No. 333-210425
Relating to Preliminary Prospectus Supplement dated March 7, 2018 and
Prospectus dated March 28, 2016

QTS Realty Trust, Inc.

7.125% Series A Cumulative Redeemable Perpetual Preferred Stock

(Liquidation Preference $25.00 per Share)

March 8, 2018

This pricing term sheet supplements QTS Realty Trust, Inc.’s preliminary prospectus supplement, dated March 7, 2018 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of its 7.125% Series A Cumulative Redeemable Perpetual Preferred Stock, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. Unless the context otherwise requires, references to “QTS” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean QTS Realty Trust, Inc. and not its subsidiaries.

Issuer:	QTS Realty Trust, Inc.

Security:	7.125% Series A Cumulative Redeemable Perpetual Preferred Stock (the “Preferred Stock”)

Number of Shares:	4,000,000 shares (4,600,000 shares if the underwriters’ option to purchase additional shares is exercised in full)

Public Offering Price:	$25.00 per share; $100,000,000 total (not including the underwriters’ option to purchase additional shares)

Underwriting Discounts and Commissions:	$0.7875 per share; $3,150,000 total (not including the underwriters’ option to purchase additional shares)

Maturity:

Perpetual (unless repurchased or redeemed by the Issuer on or after March 15, 2023 or pursuant to its special optional redemption right, or converted by a holder in connection with a Change of Control (as defined below))

Pricing Date:	March 8, 2018

Settlement Date:	March 15, 2018 (T+5)

Liquidation Preference:	$25.00 per share, plus accrued and unpaid dividends

Dividend Rate:

Holders of Preferred Stock will be entitled to receive cumulative cash dividends on the Preferred Stock at the rate of 7.125% per annum of the $25.00 per share liquidation preference, which is equivalent to $1.78125 per annum per share.

Dividend Payment Dates:	Dividends on the Preferred Stock will be payable quarterly in arrears on or about the 15th day of each January, April, July and October. The first dividend on the Preferred Stock sold in this offering will be paid on April 15, 2018 and will be in the amount of $0.14844 per share.

Optional Redemption:

Except in instances relating to preservation of our qualification as a REIT or pursuant to our special optional redemption right discussed below, our Preferred Stock is not redeemable prior to March 15, 2023. On and after March 15, 2023, we may, at our option, redeem our Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption. Any partial redemption will be selected by lot or pro rata.

Special Optional Redemption:

Upon the occurrence of a Change of Control (as defined below), we will have the option to redeem our Preferred Stock, in whole, at any time, or in part, from time to time, within 120 days after the date on which such Change of Control has occurred for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date. If we exercise our Special Optional Redemption right in connection with a Change of Control following the occurrence of a Change of Control, you will not have the Change of Control Conversion Right (as defined below).

Change of Control:	A “Change of Control” is when, after the original issuance of the Preferred Stock, the following have occurred and are continuing:

•   the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of our company entitling that person to exercise more than 50% of the total voting power of all shares of our company entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•   following the closing of any transaction referred to in clause (i) above, neither we nor the acquiring or surviving entity has a class of common securities (or ADRs representing such securities) listed on the NYSE, the NYSE Amex, or NASDAQ, or listed on an exchange that is a successor to the NYSE, NYSE Amex or NASDAQ.

Change of Control Conversion Right

Upon the occurrence of a Change of Control, each holder of Preferred Stock will have the right, subject to our Special Optional Redemption right, to convert some or all of the shares of Preferred Stock held by such holder, or the Change of Control Conversion Right, on the business day that is no less than 20 days nor more than 35 days after the date on which we provide the notice to the holders of Preferred Stock (a “Change of Control Conversion Date”) into a number of shares of our Class A common stock per share of Preferred Stock, equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) $25.00, plus (y) an amount equal to any accrued and unpaid dividends (whether or not declared) to, but not including, the date of the Change of Control Conversion, except if such Change of Control Conversion Date is after a record date for a Preferred Stock dividend payment and prior to the corresponding Preferred Stock dividend payment date, in which case the amount pursuant to this clause (i)(y) shall equal $0.00 in respect of such dividend, by (ii) the common stock price and (B) 1.46929.

Listing:

The Issuer intends to file an application to list the Preferred Stock on the NYSE under the symbol “QTS PR A.” The Issuer expects trading of the shares of Preferred Stock on the NYSE, if listing is approved, to commence within 30 days after the date of the initial delivery of the shares.

NYSE Ticker Symbol:	QTS PR A

CUSIP/ISIN:	74736A202 / US74736A2024

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Lead Manager:	RBC Capital Markets, LLC

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

Year ended December 31,2017 (1)
Pro forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (1)	0.47

(1)         The pro forma ratio of earnings to fixed charges assumes that the Series A Preferred Stock were issued on January 1, 2017 and that proceeds from the Series A Preferred Stock were used as described in the “Use of Proceeds” section of the Preliminary Prospectus Supplement. The shortfall of earnings to combined fixed charges and preferred dividends was approximately $25.8 million, related primarily to debt restructuring costs of $20.0 million and transaction, integration and impairment costs of $11.1 million.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, or preliminary prospectus supplement if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free (800) 294-1322, Morgan Stanley & Co. LLC collect at (866) 718-1649, or Wells Fargo Securities, LLC at (866) 346-7732.